John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

September 18, 2019

Re:	NowRx, Inc.
Offering Statement on Form 1-A
File No. 024-11058

Dear Mr. Reynolds:

On behalf of NowRx, Inc., I hereby request qualification of the above-referenced offering statement at 5:00pm, Eastern Time, on Friday, September 20, 2019, or as soon thereafter as is practicable.

Sincerely,

/s/ Cary Breese

Cary Breese

CEO

NowRx, Inc.